Exhibit 99.2

SIGNA Sports United Reports Q4 FY22 and FY22 Results

FY22 net revenue of €1,063 million, YoY growth of +31%1
Challenging market situation impacting FY22 profitability
Strategic realignment assessment and cost reduction measures underway

  FY22 includes three quarters of full contribution of businesses acquired in-period (WiggleCRC and Tennis Express)
  Active customers of 6.7 million, representing an increase of +39% YoY
  Net revenue up +28% to €300 million in Q4 FY22 and +31% to €1,063 million in FY22 YoY; pro forma2 FY22 revenue of €1,199 million
  Gross profit increased YoY by +8% to €95 million in Q4 FY22 and +18% to €369 million in FY22
  Adj. EBITDA at (€29) million in Q4 FY22 and (€66) million in FY22
  Net loss at (€566) million for FY22, largely impacted by non-cash goodwill impairment and one-off accounting charges related to the public listing on NYSE
  Increased financial flexibility as SSU obtains covenant waivers on its €100 million bank RCF and secures €130 million commitment from major indirect shareholder

BERLIN--(BUSINESS WIRE)--February 7, 2023--SIGNA Sports United N.V. (“SSU” or the “Company”), a NYSE-listed specialist sports e-commerce company with businesses in bike, tennis, outdoor, and team sports, today reported financial results for the fourth quarter of fiscal year 2022 and full fiscal year 2022 ended September 30, 2022. Q4 FY22 includes full contribution of businesses acquired in-period, WiggleCRC and Tennis Express (acquisitions closed on December 14 and December 31, 2021, respectively).

The past year has seen an unexpected downturn in consumer sentiment, inflationary pressures and the operating environment as a whole, impacting SSU’s main markets over the course of FY22. Nevertheless, SSU achieved several significant milestones in fiscal year 2022: the Company listed on the NYSE and considerably augmented the scale of its two main categories, bike and tennis. As such, the acquisitions which closed in Q1 FY22 enabled SSU to deliver double-digit net sales YoY growth and to more than double its net revenue vs. pre-Covid (+123% vs. FY19) on a reported basis. Similarly, the Company’s reach expanded meaningfully as its customer base increased by +39% YoY and +146% vs. pre-Covid (FY19) on a reported basis.

On the profitability side, the combination of supply chain challenges and the deterioration in consumer confidence coinciding with the conflict in Ukraine, has resulted in a competitive, overstocked market significantly impacting margins, particularly in the bike business and in international territories. The Company is as such renewing its focus on profitability by leveraging on its core geographies and assessing selective strategic opportunities to deliver sustainable long-term value to shareholders.

Stephan Zoll, CEO of SSU, said, "Fiscal 2022 was a year of two halves, meaningfully increasing our scale through acquisitions before being affected by the macroeconomic turbulence. We successfully achieved several operational wins, expanding our Own brand range, increasing our tennis customer reach and advancing our plan to enter the US bike market. The unexpected consumer sentiment deterioration and inflationary pressures due to the conflict in Ukraine, affected our operations and margins significantly, particularly in the bike business and in international geographies. We are thus now shifting our commercial approach to focus on our core markets, where we enjoy leading positions. We are confident the strategic realignment currently underway will enable us to emerge as a more agile and resilient scaled leader, and take advantage of the many consolidation opportunities arising from these turbulent times.”

Q4 FY22 and FY22 Consolidated Financial Summary and Key Operating Metrics (Continuing Operations)

	Q4	Q4	YoY			YoY
	FY21	FY22	Growth	FY21	FY22	Growth

Key Financials (in EUR millions)

Net Revenue	€234	€300	28.2%	€814	€1,063	30.6%

Gross Profit	€88	€95	8.0%	€314	€369	17.6%
% Margin	37.5%	31.6%	(592)bps	38.5%	34.7%	(385)bps

Adj. EBITDA	€0	(€29)	NM	€30	(€66)	NM
% Margin	0.1%	(9.6%)	NM	3.6%	(6.3%)	NM

Operating Performance (in millions)

LTM Active Customers	4.8	6.7	39%	4.8	6.7	39%
Total Visits	72.8	79.2	9%	262.9	319.7	22%
Net Orders	2.1	2.5	21%	6.8	9.5	40%
Net AOV	€95.6	€102.1	7%	€102.1	€101.8	(0%)

Note: Financials inclusive of Tennis Express from Jan 1, 2022 and inclusive of WCRC from Dec 15, 2021. FY22 KPIs PF for acquisitions closed in-period. Please refer to Non-IFRS Financial Measures section for further detail regarding disclosed metrics. “NM” defined as not meaningful.

Alex Johnstone, the Company’s CFO, said, “As very challenging market conditions weighed incrementally on our performance throughout FY22, we are retrenching our focus to our core markets, where we have strong competitive positions and good unit economics. This change in commercial approach, coupled with a focused plan to adapt our operating model and deliver transaction synergies, should enable the Company to return to run-rate Adj. EBITDA profitability in FY24. The agreements with our lending group and further capital commitment provide the required financial flexibility to return the Company to profitable growth and take advantage of attractive consolidation opportunities.”

Q4 FY22 Business Highlights / Commentary

  Business Update
    SSU’s scale meaningfully increased thanks to WiggleCRC and Tennis Express acquisitions, driving double-digit group revenue growth on a reported basis
    Strong impact of increased customer cost-of-living challenges and lingering supply constraints across businesses, especially bike, particularly in our core Germany and UK markets
    Stepped up markdowns in H2 FY22 to manage building inventory resulting from the severe deterioration in consumer sentiment caused by the conflict in Ukraine
    Deterioration in gross margin combined with inflationary pressures, strongly affecting profitability, especially in international markets
  Key Performance Indicators (KPIs)
    +39% YoY growth to 6.7 million active customers, led by recent acquisitions and focused marketing spend to drive conversion. Legacy SSU +3% active customer growth despite deteriorated consumer sentiment
    Meaningful increase in visits with +9% YoY traffic growth in Q4 FY22 and +22% in FY22 on a reported basis, thanks to acquisitions closed in FY22. Decline in pro forma organic traffic due to worsening consumer sentiment, remaining supply constraints and lapping Covid-19 driven spikes
    Strong +21% reported YoY increase to 2.5 million net order in Q4 FY22 and +40% to 9.5 million in FY22, thanks to acquisitions closed in-period. Net order YoY decline on a pro forma basis driven by the traffic decrease, in the challenging operating environment
    Net AOV increased by +7% YoY to €102.1 in Q4 FY22 and was stable YoY at €101.8 in FY22 on a reported basis, due to better bike availability on the back of easing supply chain constraints on lower and mid-end ranges
    Pro forma growth vs. pre-Covid (FY19) of active customers (+27%), conversion (+90 bps), net orders (+16%) and AOV (+3%), despite lower traffic (-19%) due to Brexit impact on WCRC
  Financial Update
    +28% net revenue YoY growth to €300 million in Q4 FY22 and +31% to €1,063 million in FY22 on a reported basis. The deteriorated macroeconomic backdrop combined with prolonged supply chain constraints on high-end ranges, weighed on the pro forma performance, and was only partly mitigated by promotional activity to drive sales and manage overstock. Net revenue stood at -11% YoY in Q4 FY22 and -12% YoY in FY22, on a pro forma basis. The positive impact of multiple long-term megatrends supported net revenue pro forma growth vs. pre-Covid, at +25% vs. FY19
    Gross margin was down -592bps YoY to 31.6% in Q4 FY22 and down -385bps to 34.7% in FY22, reflecting increased discounting activity required to drive consumer demand and manage inventory overstock, especially in H2 FY22
    Adj. EBITDA reached (€29) million in Q4 FY22 and (€66) million in FY22, with Adj. EBITDA margin standing at (9.6%) in Q4 FY22 and (6.3%) in FY22, impacted by lower gross profit levels and inflationary pressures across cost lines in a challenging operating environment
    Net loss at (€566) million in FY22, broadly due to a (€244) million goodwill impairment charge and (€122) million one-off accounting charges related to the public listing on the NYSE. The goodwill impairment related to the WCRC acquisition mainly stems from lowered earnings forecasts, due to supply chain and macroeconomic factors negatively impacting consumer sentiment, as well as rising inflation and interest rates. Adjusted for both abovementioned non-cash items and for (€26) million Result from Discontinued Operations, Net loss for Continuing operations amounts to (€174) million in FY22

Outlook

The worsening operating environment in FY22 has widely impacted SSU’s sales, profitability and cash generation. The challenging macroeconomic backdrop continues to impact our operations and is forecast to do so through FY23, and continuing inflationary pressures are expected to weigh on consumer sentiment and discretionary spending. Overstock in the sports retail market, in particular in the bike category, is anticipated to last into FY24. Against this market backdrop, the Company has developed a focused plan to return to profitable long-term growth:

  Sharpened focus on core geographies, where SSU enjoys strong competitive positions and better unit economics.
  Adapting commercial and operating models to ensure efficient stock management, cost base optimization and improvement in unit economics.
  Delivering transaction synergies via various operational measures, such as cross-selling Own brands, procurement, logistics consolidation and technology.

This change in operating approach is expected to impact the business in multiple ways in the near-term, leading to a targeted return to profitability (on a run rate basis) in FY24:

  Changes in the commercial model to result in lower sales, albeit at a higher contribution
  Significant gross margin YoY contraction expected through H1 FY23, gross margins to start recovering from H2 FY23
  Focus on lean operating processes to result in accelerating cost benefits from FY24
  Transaction synergies to start accruing from FY24 along with IT re-platforming, logistics consolidation, and procurement benefits
  Focused inventory reduction to release over €30-40 million of capital in FY23
  Capex expected at €35-40 million level in FY23

As the Company implements various adjustments to its operating model, supported by its strengthened financial flexibility, SSU remains more than ever committed to delivering long-term sustainable growth. As such, the Company is currently undergoing a comprehensive strategic realignment assessment, with a clear focus on generating significant long-term shareholder value.

In this stressed operating environment, SSU expects multiple consolidation opportunities. As a scaled leader, SSU is well placed to implement its renewed strategy and capitalize on increased opportunities to consolidate customer access and verticalize the business, by continuing to build out its portfolio of brands. The Company remains confident in its long-term growth prospects, supported by the strong global megatrends of health and fitness, e-mobility and e-commerce, in a growing sports retail market.

Conference Call Information

SSU’s management will host a conference call today at 8:30 a.m. Eastern Time to discuss the results. Interested parties will be able to access the conference call by dialing 1-855-9796-654 (in the United States) or +1-646-664-1960 (outside of the United States), along with access code 136438. The conference call will be simulcast and archived on SSU’s website at https://investor.signa-sportsunited.com/.

Non-IFRS Financial Measures

The press release includes certain non-IFRS financial measures (including on a forward-looking basis). These non-IFRS measures are an addition, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS. Please see for our definitions of our non-IFRS measures below.

SSU believes that these non-IFRS measures of financial results (including on a forward-looking basis) provide useful supplemental information to investors about SSU. SSU’s management uses forward-looking non-IFRS measures to evaluate SSU’s projected financials and operating performance. However, there are a number of limitations related to the use of these non-IFRS measures and their nearest IFRS equivalents, including that they exclude significant expenses that are required by IFRS to be recorded in SSU’s financial measures. In addition, other companies may calculate non-IFRS measures differently, or may use other measures to calculate their financial performance, and therefore, SSU’s non-IFRS measures may not be directly comparable to similarly titled measures of other companies. Additionally, to the extent that forward looking non-IFRS financial measures are provided, they are presented on a non-IFRS basis without reconciliations of such forward-looking non-IFRS measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations.

Totals have been calculated on the basis of non-rounded euro amounts and may differ from a calculation based on the reported million euro amounts.

Forward-Looking Statements

These forward-looking statements include, but are not limited to, statements regarding future events, the estimated or anticipated future results and benefits of SSU following the business combination, future opportunities for SSU, future planned products and services, business strategy and plans, objectives of management for future operations of SSU, market size and growth opportunities, competitive position, technological and market trends, and other statements that are not historical facts. Forward-looking statements are generally accompanied by words such as believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “could,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “suggests,” “targets,” “projects,” “forecast” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which are all subject to change due to various factors including, without limitation, changes in general economic conditions as a result of the war in Ukraine, significant inflation, higher financing costs, an increase in energy costs, a negative consumer sentiment and COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors. The forward-looking statements in this press release may include, without limitations, statements about:

  our future financial condition and operating results;
  our ability to remain in compliance with financial covenants under our financing arrangements;
  our ability to extend, renew or refinance our existing debt;
  our liquidity and losses from operations and projected cash flows and related impact on our ability to continue as a going concern;
  our growth, expansion and acquisition prospects and strategies, the success of such strategies, and the benefits we believe can be derived from such strategies;
  our ability to effectively manage our inventory and inventory reserves;
  impairments of our goodwill or other intangible assets;
  changes in consumer spending patterns and overall levels of consumer spending;
  our ability to further upgrade our information technology systems and infrastructure, including our accounting processes and functions, and other risks associated with the systems that operate our online retail operations;
  our ability to continue to remedy weaknesses in our internal controls;
  costs as a result of operating as a public company;
  our assumptions regarding interest rates and inflation;
  changes affecting currency exchange rates;
  continuing business disruptions arising from the on-going war in Ukraine and in the aftermath of the coronavirus pandemic;
  our financial condition and ability to obtain financing in the future to implement our business strategy and fund capital expenditures, acquisitions and other general corporate activities;
  estimated future capital expenditures needed to preserve our capital base;
  changes in general economic conditions in the Federal Republic of Germany (“Germany”), and the European Union and the Unites States of America, including changes in the unemployment rate, the level of energy and consumer prices, wage levels, etc.;
  the further development of online sports markets, in particular the levels of acceptance of internet retailing;
  our behavior on mobile devices and our ability to attract mobile internet traffic and convert such traffic into purchases of our goods;
  our ability to offer our customers an inspirational and attractive online purchasing experience;
  demographic changes, in particular with respect to Germany;
  changes in our competitive environment and in our competition level;
  the occurrence of accidents, terrorist attacks, natural disasters, fires, environmental damage, or systemic delivery failures;
  our inability to attract and retain qualified personnel, consultants and collaborators;
  political changes;
  changes in laws and regulations;
  our expectations relating to dividend payments and forecasts of our ability to make such payments; and
  other factors discussed in “Item 3. Key Information — D. Risk Factors” in our 20-F filing as of February 7, 2023.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors described in “Item 3. Key Information—D. Risk Factors” in in our 20-F filing as of February 7, 2023. Accordingly, you should not rely on these forward-looking statements, which speak only as of the date of this press release. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this press release.

In addition, statements such as “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this press release. And while we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and you are cautioned not to rely unduly on these statements.

Although we believe the expectations reflected in the forward-looking statements were reasonable at the time made, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should carefully consider the cautionary statements contained or referred to in this section in connection with the forward-looking statements contained in this press release and any subsequent written or oral forward-looking statements that may be issued by us or persons acting on our behalf.

Reconciliations (Continuing operations, in EUR millions)

	FY	FY
	2021	2022

Net Loss	(€37.7)	(€539.3)
Income tax expense / benefit	(1.6)	26.6
Earnings before tax (EBT)	(€36.2)	(€565.9)
Interest	(4.3)	(4.2)
Depreciation and amortization	(28.5)	(53.9)
EBITDA	(€3.4)	(€507.7)

Impairment loss	0.6	254.9
Other net finance (income) / costs	0.3	(19.5)
Result from investments accounted for at equity	1.3	1.2

Total EBITDA Adjustments	€30.8	€204.7
Transaction related charges	0.5	2.7
Reorganization and restructuring costs	7.2	140.5
Consulting fees	21.6	41.7
Share-based compensation	2.7	17.1
Other material one-time items	(1.2)	2.7
Adj. EBITDA	€29.6	(€66.5)

Note: Impairment loss mainly associated with WCRC acquisition. Other net finance (income) / costs mainly consist of currency gains and losses and impact from derivative revaluations. Reorganization and restructuring costs: include expenses in accordance with IFRS 2, the €122M value of 12.6 million shares issued to Yucaipa Acquisition Corporation as part of the business combination in excess of Yucaipa’s net assets must be expensed on SSU’s consolidated income statement.

Liquidity

On September 28, 2022, the Company entered into a subscription agreement with its affiliate SIGNA Holding GmbH (“SIGNA Holding”) to issue €100 million aggregate principal amount of convertible bonds (the “Initial Convertible Bonds”) to SIGNA Holding with a closing date on October 4, 2022 and maturing on October 4, 2028. Bondholders have the right to increase the principal amount of the Initial Convertible Bonds by an additional aggregate principal amount of up to €200 million for acquisition purposes as of closing of the convertible bond issuance and until and including September 30, 2023 in one or more tranches with minimum denominations of €1.0 million (“Upsize Option”).

In addition, on February 6, 2023, the Company received a commitment from SIGNA Holding to provide SSU with an additional €130 million from SIGNA Holding in the form of convertible notes (the “SIGNA Holding Equity Commitment Letter”). Such commitment provides the Company with the right to issue and sell (put right) additional convertible bonds to SIGNA Holding, at the same terms and conditions as the Initial Convertible Bonds, in one or more tranches until and including September 30, 2024 for an aggregate additional principal amount of €130 million of newly issued convertible bonds for general corporate purposes. Any subsequent exercise of the put right pursuant to the SIGNA Holding Equity Commitment Letter will reduce Euro for Euro, the available amount under the €200 million Upsize Option granted by the Company to SIGNA Holding in connection with the issuance of the Initial Convertible Bonds.

On January 26, 2023, we received waivers from the lenders under the €100 million revolving facility agreement with Landesbank Baden-Württemberg and other financial institutions as lenders waiving the requirement to comply with the net leverage covenant through the period ending June 2024 and the minimum EBITDA covenant for the testing period ending on September 30, 2023 and maintaining the available liquidity covenant at €30 million for each testing date after March 31, 2023.

Definitions

Net Online Revenue: Online revenue (excluding sales partners) equal to net orders (post cancellations and full returns) multiplied by Net AOV.

Platform Revenue: Revenue derived from non-1P E-commerce business models (i.e., retail media sales, marketplace).

Gross Profit: Net revenues less cost of materials adjusted to exclude extraordinary write-offs.

EBITDA: Calculated as consolidated net income (loss) before interest, income taxes, depreciation and amortization.

Adjusted EBITDA: Calculated as consolidated net income (loss) before interest, income taxes, depreciation and amortization, adjusted for certain items which SSU’s management believes do not reflect the core operating performance of SSU. Adjusted EBITDA excludes impairment loss, other net finance income/costs and result from investments accounted for at equity. Adjustments include acquisition-related charges, reorganization and restructuring costs, consulting fees, share-based compensation and other items not directly related to current operations.

Active Customers: Customers with one or more purchases within the last 12 months, irrespective of cancellations or returns.

Total Visits: Number of visits including mobile and website. Cut-off at 30 minutes of inactivity and at date change. Not cut off at channel change during session.

Net Orders: Orders post cancellations and full returns.

Net AOV: Total online revenue (excluding sales partners) divided by net orders (post cancellations and full returns).

About SIGNA Sports United:

SIGNA Sports United (SSU) is a NYSE-listed specialist sports e-commerce company with headquarters in Berlin. It has businesses operating within bike, tennis, outdoor, and team sports. SSU has more than 80 online sites and partners with 500 shops serving over 6.5 million customers worldwide. It includes Tennis-Point, WiggleCRC, Fahrrad.de, Bikester, Probikeshop, Campz, Addnature, TennisPro and Outfitter.

Further information: www.signa-sportsunited.com.

Consolidated statements of operations
(in EUR millions)

	FY	FY	YoY
	2021	2022	Growth

Net Revenue	€813.7	€1,062.8	30.6%
Own Work Capitalized	3.4	5.5	59.7%
Other Operating Income	3.4	5.2	55.3%
Cost of Materials	(500.2)	(694.2)	38.8%
Personnel Expense	(82.8)	(134.8)	62.7%
Other Operating Expenses	(207.9)	(310.9)	49.6%
EBITDA Adjustments	(30.8)	(204.7)	NM
Depreciation & Amortization	(28.5)	(53.9)	89.4%
Impairment loss	(0.6)	(254.9)	NM
Operating Loss	(€30.3)	(€580.0)	NM

Share of results of associates	(1.3)	(1.2)	(6.3%)
Finance income	4.8	36.6	NM
Finance costs	(9.4)	(21.3)	NM
Pre-Tax Income	(€36.2)	(€565.9)	NM

Income Taxes	(1.6)	26.6	NM
Result from discontinued operations	(8.3)	(26.4)	NM
Net Income	(€46.0)	(€565.7)	NM

Note: FY21 numbers have been re-presented as a result of the discontinued operations. Refer to Note 11 – Discontinued Operations. Cost of Materials, Personnel Expense and Other Operating Expenses inclusive of adjustments.

Consolidated statements of financial position
(in EUR millions)

	FY21	FY22

Non-current assets
Intangible assets and goodwill	€326.8	€677.3
Property, plant and equipment	€37.7	€48.5
Right of use assets	€60.6	€139.6
Equity accounted investees	€0.0	€0.0
Other non-current financial assets	€1.4	€5.1
Current assets
Inventories	181.9	299.0
Trade receivables	26.3	25.1
Other current financial assets	24.0	20.1
Other current assets	33.4	51.8
Cash and cash equivalents	50.7	43.0
Total assets	€742.9	€1,309.5
Owners net investment	373.4	617.3
Equity attributable to non-controlling interests	–	–
Total equity	€373.4	€617.3
Non-current liabilities
Non-current provisions	0.1	2.4
Non-current financial liabilities	140.4	317.2
Non-current trade payables	–	0.6
Other non-current liabilities	1.0	7.9
Deferred taxes	40.2	40.9
Current liabilities
Current provisions	4.9	1.0
Trade payables	102.7	194.9
Other current financial liabilities	27.7	42.4
Other current liabilities	47.9	75.6
Contract liabilities	4.7	9.3
Total liabilities	€369.5	€692.2
Total equity and liabilities	€742.9	€1,309.5

Consolidated statements of cash flows
(in EUR millions)

	FY21	FY22

NET CASH FLOW FROM OPERATING ACTIVITIES
Loss before taxes from continuing operations	(€36.2)	(€565.9)
Loss before taxes from discontinued operations	(€8.3)	(€26.4)
Loss before taxes for the total operations	(€44.4)	(€592.3)
Adjustments to reconcile losses before taxes to net cash from operating activities
Depreciation, amortization and impairment	29.1	308.8
(Income) loss from investments accouted for using the equity method	1.3	1.2
Net finance costs (income)	4.6	(15.0)
Equity-based compensation expense	2.7	17.1
Other non-cash income and expenses	(3.9)	1.7
Listing expenses (IFRS 2 service charge)	–	121.9
Change in other non-current assets	(0.7)	1.3
Change in other non-current liabilities	0.7	8.9
Change in:
Inventories	(29.2)	(40.4)
Trade receivables	(4.6)	3.3
Other current financial assets	(10.7)	(0.1)
Other current assets	(12.2)	(9.9)
Current provisions	2.0	(3.9)
Trade payables	19.0	32.4
Other current financial liabilities	7.8	(0.4)
Other current liabilities	5.1	(46.1)
Contract liabilities	(1.0)	2.9
Income tax payments and refunds	0.1	(1.8)
Cash flow used in continuing operating activities	(€26.1)	(€183.9)
Cash flow used in discontinued operating activities, net	(€4.3)	(€6.6)
Net cash flow used in operating activities	(€30.4)	(€190.5)

NET CASH FLOW FROM INVESTING ACTIVITIES
Purchase of intangible assets and property, plant and equipment	(24.4)	(45.5)
Proceeds from the sale of intangible assets and propertly, plant, and equipment	1.5	0.9
Acquisition of subsidiaries, net of cash acquired	(7.5)	(192.9)
Cash flow used in continuing investing activities	(€30.4)	(€237.5)
Cash flow used in discontinued investing activities, net	(€1.2)	(€0.6)
Net cash flow used in investing activities	(€31.6)	(€238.1)

NET CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from capital contributions	–	402.7
Repayments of financial liabilities to related parties	(1.3)	–
Proceeds from financial liabilities to related parties	–	80.1
Proceeds from financial liabilities to financial institutions	75.0	27.0
Repayment of financial liabilities to financial institutions	(30.9)	(78.5)
Transaction costs related to the lisiting	–	(5.9)
Proceeds from the recapitalization	–	23.6
Acquisition of NCI	(4.7)	–
Proceed of other loans	0.2	–
Repayment of other loans	–	(0.7)
Payments for lease liabilities	(10.1)	(19.1)
Interest paid	(3.4)	(5.9)
Cash flow from continuing financing activities	€24.8	€423.3
Cash flow used in discontinued financing activities, net	(€7.7)	(€0.5)
Net cash flow from financing activities	€17.1	€422.8

Effect of exchange rate changes on cash and cash equivalents	–	(1.9)

Net increase (decrease) in cash and cash equivalents	(€44.8)	(€7.7)

Note: FY21 numbers have been re-presented as a result of the discontinued operations. Refer to Note 11 – Discontinued Operations.

1 All metrics are presented for continuing operations only, as a result of the discontinued operations related to Athleisure (refer to Note 11 - Discontinued Operations of our consolidated financial statements for the fiscal year ended September 30, 2022), unless otherwise stated.
2 Pro forma metrics include the impact of Midwest Sports, WiggleCRC and Tennis Express acquisitions, assuming ownership for the entire period. Including discontinued operations related to Athleisure (refer to Note 11 - Discontinued Operations).

Contacts

SSU Investors
Alima Levy
a.levy@signa-sportsunited.com
+49 174 730 4938

SSU Media
Justine Powell
j.powell@signa-sportsunited.com
+49 1523 464 9843